UNITED STATES
            SECURITIES AND EXCHANGE COMMISSION
                  Washington, D.C.  20549



                       SCHEDULE 13D

           Under the Securities Exchange Act of
                           1934
                   (Amendment No.     )*


                        HarCor Energy, Inc.
                        (Name of Issuer)


                    Common Stock, $.10 Par Value
                   (Title of Class of Securities)


                              411628209
                           (CUSIP Number)

                           John A. Paulson
                         Paulson & Co. Inc.
                     277 Park Avenue, 26th Floor
               New York, New York  10172, Tel:  (212) 350-5151
 (Name, Address and Telephone Number of Person Authorized to Receive
                     Notices and Communications)


                            March 7, 1997
       (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

Check the following box if a fee is being paid with the statement . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                 (Continued on the Following Pages)
                         Page 1 of 10 Pages


                            SCHEDULE 13D

CUSIP No. 411628209                            Page   2   of    10    Pages




 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO.
              OF ABOVE PERSON
           PAULSON PARTNERS L.P.

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a)
                                                                     X
                                                                    (b)
 3    SEC USE ONLY

 4    SOURCE OF FUNDS*
             OO

 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 PURSUANT TO ITEMS 2(d) or 2(e)

 6    CITIZENSHIP OR PLACE OF ORGANIZATION
                                 Delaware

NUMBER  7  SOLE VOTING POWER
 OF
           0
SHARES

        8  SHARED VOTING POWER

            506,500
        9  SOLE DISPOSITIVE POWER

            0

       10  SHARED DISPOSITIVE POWER
            506,500

 11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
          PERSON

           506,500

 12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*

 13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    3.39%

 14       TYPE OF REPORTING PERSON*

              PN

              *SEE INSTRUCTIONS BEFORE FILLING OUT!
    INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1_7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                            SCHEDULE 13D

CUSIP No. 411628209                           Page   3   of    10    Pages




 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO.
              OF ABOVE PERSON
        PAULSON INTERNATIONAL LTD.

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a)
                                                                     X
                                                                   (b)
 3    SEC USE ONLY

 4    SOURCE OF FUNDS*
             OO

 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 PURSUANT TO ITEMS 2(d) or 2(e)

 6    CITIZENSHIP OR PLACE OF ORGANIZATION
                              Cayman Islands

NUMBER  7  SOLE VOTING POWER
 OF
            0
SHARES
       8  SHARED VOTING POWER

           636,300

       9    SOLE DISPOSITIVE POWER

           0

 10     SHARED DISPOSITIVE POWER
           636,300

 11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
          PERSON
           636,300

 12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*

 13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    4.26%

 14       TYPE OF REPORTING PERSON*

                CO


                *SEE INSTRUCTIONS BEFORE FILLING OUT!
    INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1_7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                            SCHEDULE 13D

CUSIP No. 411628209                           Page   4   of    10    Pages




 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO.
              OF ABOVE PERSON
            PAULSON & CO. INC.

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a)
                                                                     X
                                                                    (b)
 3    SEC USE ONLY

 4    SOURCE OF FUNDS*
             OO

 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 PURSUANT TO ITEMS 2(d) or 2(e)

 6    CITIZENSHIP OR PLACE OF ORGANIZATION
                                 Delaware

NUMBER  7  SOLE VOTING POWER
 OF
             0
SHARES
        8  SHARED VOTING POWER

            1,259,700

        9  SOLE DISPOSITIVE POWER

            0

 10       SHARED DISPOSITIVE POWER
            1,259,700

 11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
          PERSON
                1,259,700

 12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*

 13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    8.44%

 14       TYPE OF REPORTING PERSON*

                CO


                *SEE INSTRUCTIONS BEFORE FILLING OUT!
    INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1_7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
                               SCHEDULE 13D

ITEM 1.   Security and Issuer

          This statement relates to the Common Stock, $.10 par value (the "Common Stock"), of HarCor Energy, Inc. (the "Issuer"). The Issuer's principal executive office is located at 4400 Post Oak Parkway, Suite 2220, Houston, TX 77027-3413.

ITEM 2.   Identity and Background

           (a)-(c) The names of the persons filing this statement on Schedule 13D are: Paulson & Co. Inc., a Delaware Corporation
("PCI"), Paulson Partners L.P., a Delaware limited partnership ("PPLP"), and Paulson International Ltd. a Cayman Islands Corporation ("PIL"). PCI, which is controlled by John A. Paulson ("Paulson"), is the General Partner of PPLP and the investment manager of PIL. PCI expressly disclaims equitable ownership of and pecuniary interest in the Common Stock owned by each of PPLP and PIL.

PPLP

          The  business  of PPLP is 277 Park Avenue, New  York,  New
          York 10172.

          The principal business of PPLP is to purchase, sell, trade and invest in securities.

          The name, business, and present principal occupation or employment of the general partner of PPLP is as follow:

NAME               ADDRESS               OCCUPATION

PCI                 277 Park Avenue      The  principal business of PCI is
                    New  York, New York  serving  as  general partner  of
                    10172                PPLP and investment manager of
                                         PIL

PCI

          The business address of PCI is 277 Park Avenue, New York, New York 10172.

          The principal business of PCI is to perform investment advisory services and to act as investment manager.

              PAULSON

              Paulson's business address is 277 Park Avenue,
              New York, New York 10172.

              Paulson's principal occupation or employment is that of serving as president of PCI.


PIL

          The business address of PIL is c/o Maples & Cadler, P.O. Box 309, Grand Cayman, Cayman Island, British West Indies.

          The principal business of PIL is to purchase, sell, trade and invest in securities.

          The name, business address, and present principal occupation or employment of the investment manager of PIL is as follows:

NAME               ADDRESS                  OCCUPATION

PCI                277 Park Avenue               The principal business of
                   New York, New York            PCI is serving as general
                   10172                         partner of PPLP and
                                                 investment manager of PIL

           (d) and (e) During the last five years, none of the persons or entities above has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f)  Paulson is a citizen of the United States of America.

ITEM 3.   Source and Amount of Funds or Other Consideration

           Shares of Common Stock beneficiary owned were acquired by PPLP for aggregate consideration of $3,173,381 using its funds in margin accounts maintained with Bear Stearns Securities Corp. Shares of Common Stock beneficially owned by PIL were acquired by PIL for an aggregate consideration of $3,986,631 using funds in margin accounts maintained with Bear Stearns Securities Corp. Shares of Common Stock beneficially owned by PCI were acquired for aggregate consideration of $732,368 using funds in margin accounts maintained with Bear Stearns Securities Corp.

ITEM 4.   Purpose of Transaction

           Each of PPLP, PIL and PCI acquired the Common Stock beneficially owned by it in the ordinary course of its business of purchasing, selling, trading and investing in securities. PCI has acted as investment manager with respect to PIL's acquisition of its Common Stock.

          Depending upon market conditions and other factors that it may deem material, each of PPLP, PIL and PCI may purchase additional Common Stock or may dispose of all or a portion of the Common Stock that it now beneficially owns or may hereafter acquire.

          None of PPLP, PIL and PCI has any plans or proposals which relate to or would result in any of the actions set forth in subparagraphs (a) through (j) of Item 4.








ITEM 5.   Interest in Securities of the Issuer

           (a) PPLP, PIL and PCI owns the following shares of Common
Stock as of
March 13, 1997:
           Holder                     # of shares        Percent of the class
                                                         of Common Stock

           Paulson Partners L.P.       506,500                3.39%
           Paulson International Ltd.  636,300                4.26%
           Paulson & Co. Inc.          1,259,700*             8.44%

* Includes 116,900 shares of Common Stock held by private discretionary accounts as to which PCI has investment discretion. Also includes shares owned by each of PPLP and PIL as to which PCI has investment discretion. PCI expressly disclaims equitable ownership of pecuniary interest in such shares owned by each of PPLP and PIL.

           (b) Each of PPLP and PIL has the shared power with PCI to vote or direct the vote of, and to dispose or direct the disposition of, the Common Stock beneficially owned by PPLP and PIL, respectively. Information regarding each of PPLP, PIL and PCI for the purposes of subpragraph (b) of this Item 5 is set forth in Item 2 above and expressly incorporated by refernce herein. PCI has the power to vote or direct the vote of, and to dispose or direct the disposition of the Common Stock beneficially owned by it.

          (c) The following transactions were effected by PPLP, PIL and PCI:

Paulson Partners  L.P.   Paulson International Ltd.   Paulson & Co. Inc.*

           Shares                    Shares                   Shares
           Bought  Average           Bought   Average           Bought Average
    Date   (Sold)  Price      Date   (Sold)   Price     Date    (Sold)  Price

   3/6/97   54,300  $6.06     3/6/97  68,200  $6.06     3/6/97  12,500  $6.06
            40,200  $6.00             50,500  $6.00              9,300  $6.00
            40,200  $6.00             50,500  $6.00              9,300  $6.00
            10,100  $6.00             12,600  $6.00              2,300  $6.00
             6,000  $6.13              7,600  $6.13              1,400  $6.13
            88,300  $6.05            111,000  $6.05             20,400  $6.05
             1,600  $5.91              2,000  $5.91                400  $5.91
             2,000  $5.94              2,500  $5.94                500  $5.94

   3/7/97   40,200  $6.50             50,500  $6.50              9,300  $6.50
            52,700  $6.52             66,200  $6.52             12,100  $6.52
            60,300  $6.50             75,800  $6.50             13,900  $6.50

   3/10/97 110,600  $6.44            138,900   $6.44            25,500  $6.44


     All reported transactions were effected on NASDAQ in New York.


          (d) No person other than PPLP has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by PPLP.

            No person other than PCI has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by PCI.

           No person other than PIL has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by PIL.

         (e)  Not applicable.


ITEM 6.   Contracts, Arrangements, Understandings or
          Relationships With Respect to Securities of the Issuer

           There are no contracts, arrangements, understandings or relationships with respect to any securities of the Issuer, except as set forth herein.


ITEM 7.   Material To Be Filed As Exhibit



                    Exhibit A - Joint Filing Agreement

                             SIGNATURE

           After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information set forth in this statement is true, complete, and correct.


Dated:    March 13, 1997

PAULSON PARTNERS L.P.

By:  Paulson & Co. Inc.
       General Partner

       By:______________________
          John A. Paulson
          President








PAULSON INTERNATIONAL LTD.

By:  Paulson & Co. Inc., as
       Investment Manager

          By:_______________________
               John A. Paulson
               President

PAULSON & CO. INC.

By:____________________
           John A. Paulson
           President






































                              EXHIBIT A

                         JOINT FILING AGREEMENT


           The  undersigned  hereby  agree  that  the  statement  on
Schedule 13D with respect to the Common Stock of HarCor Energy, Inc., dated March 13, 1997, is, and any further amendments there to signed by each of the undersigned shall be, filed on behalf of the undersigned pursuant to and in accordance with the provisions of Rule 13d-2(f) under the Securities Exchange Act of 1934, as amended.

Date:  March 13, 1997


PAULSON PARTNERS L.P.

By:  Paulson & Co. Inc.
       General Partner

       By:______________________
          John A. Paulson
          President





PAULSON INTERNATIONAL LTD.

By:  Paulson & Co. Inc., as
       Investment Manager

          By:_______________________
               John A. Paulson
               President

PAULSON & CO. INC.

By:____________________
           John A. Paulson
           President